UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 5, 2024

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

CONTENTS

On May 29, 2024, VivoPower International PLC issued a press release mentioning a strategic and product update to be provided on June 5, 2024. The related presentation prepared in connection with the strategic update is attached hereto as Exhibit 99.1. The presentation can be found on VivoPower’s investor website (https://vivopower.com/investors/) with the audio update to be made available on the website later.

This Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520), Form F-3 (File No. 333-276509) and Form F-1 (File No. 333-267481).

EXHIBIT INDEX

Exhibit 99.1 — Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 5, 2024	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman